

DATED 30 DECEMBER 2024

(1) EYRIR INVEST HF

(AS THE BORROWER)

(2) GLOBAL LOAN AGENCY SERVICES LIMITED

(AS THE AGENT)

(3) GLOBAL LOAN AGENCY SERVICES LIMITED

(AS THE CALCULATION AGENT)

(4) GLAS TRUST CORPORATION LIMITED

(AS THE SECURITY AGENT)

(5) THE FINANCIAL INSTITUTIONS LISTED HEREIN

(AS THE LENDERS)

ORIGINAL/COUNTERPART

SHARE TRANSFER AND REDEMPTION AGREEMENT

EXECUTION VERSION

REFERENCE: MC/HP/397332.00010

Reed Smith LLP
1 Blossom Yard
London
E1 6RS
Phone: +44 (0) 20 3116 3000
Fax: +44 (0) 20 3116 3999
DX1066 City / DX18 London

reedsmith.com

ReedSmith

CONTENTS

CLAUSE

SCHEDULE

EME_ACTIVE-815022932.8

THIS SHARE TRANSFER AND REDEMPTION AGREEMENT ("**this Agreement**") is dated 30 December 2024

BETWEEN:

(1)   **EYRIR INVEST HF**, a company incorporated under the laws of Iceland with its registered office at Skólavörðustígur 13, 101 Reykjavík, Iceland with registered number 480600-2150 (the "**Borrower**");

(2)   **THE FINANCIAL INSTITUTIONS** listed in Schedule 1 (*Lenders*) as lenders (in such capacity, the "**Lenders**" and each, a "**Lender**");

(3)   **GLOBAL LOAN AGENCY SERVICES LIMITED** as agent (the "**Agent**");

(4)   **GLAS TRUST CORPORATION LIMITED** as security agent (the "**Security Agent**"); and

(5)   **GLOBAL LOAN AGENCY SERVICES LIMITED** as calculation agent (the "**Calculation Agent**").

WHEREAS:

(A)   The Parties enter into this Agreement in connection with (i) the Facility Agreement (as defined below), (ii) the Election Notices (as defined below), (iii) the Prepayment Notice (as defined below) and (iv) the Payment Instruction (as defined below).

(B)   On 23 December 2024, the Borrower notified the Agent of a potential Mandatory Prepayment Event under the Facility Agreement which may occur as a result of the Offer Document (as defined below) on the Tender Approval Date (as defined below).

(C)   On 23 December 2024, the Tender Approval Date occurred and the Agent has delivered to the Borrower the Prepayment Notice, cancelling the Facility in full and requiring repayment of all amounts outstanding on the Mandatory Prepayment Date (as defined below).

(D)   Following the occurrence of the Tender Approval Date, each Lender delivered to the Borrower and the Agent (with a copy to the Calculation Agent) an Exchange Election Notice pursuant to which they confirm that their entire Commitment is to be paid in lieu in accordance with clause 6.3 (*Payment-in-lieu*) of the Facility Agreement, and this Agreement sets out the payments to be made on the Mandatory Prepayment Date to discharge all amounts outstanding under the Facility Agreement and for the subsequent release of the Transaction Security.

IT IS AGREED as follows:

1   **DEFINITIONS AND INTERPRETATION**

1.1   **Definitions**

In this Agreement:

"**BIST**" means the banking and investment services terms of CEP dated October 2023, as amended from time to time, which is to be treated as the Custodian Agreement.

"**Cash**" means the aggregate amount of cash payable by the Borrower to the Lenders in accordance with their Exchange Election Notices, which is set out in Schedule 3 (*Cash*).

"**Cash Account**" means the cash account held with the Custodian Bank with account number 0/161425/001.

"**Company**" means John Bean Technologies Corporation.

"**Custodian Agreement**" means the global custodian services agreement between Citibank Europe plc ("**CEP**") acting through its Luxembourg branch and Eyrir Invest hf. dated 4 March 2020 as amended pursuant to an amendment agreement dated 3 November 2022.

"**Custodian Bank**" means Citibank Europe plc, Luxembourg branch, having its registered office at 31, Z.A. Bourmicht, L-8070 Bertrange, Grand Duchy of Luxembourg, and registered with the Luxembourg Trade and Companies Register under number B 200204.

"**Effective Time**" has the meaning given to it in the Release Agreement.

"**Election Notices**" means each of the Exchange Election Notices dated 30 December 2024 issued by each Lender to the Borrower and the Agent, with a copy to the Calculation Agent.

"**Facility Agreement**" means a margin loan facility agreement originally dated 2 November 2022 between the Borrower and amongst others, the Borrower, the Lenders, the Agent, the Security Agent and the Calculation Agent as amended pursuant to amendment letters dated 3 November 2022 and 16 January 2023 (as may be amended, supplemented, novated and/or restated from time to time).

"**Indebtedness**" has the meaning given to it in Clause 2.2 below.

"**Lender Legal Fees**" means:

(a)   €37,600 (inclusive of VAT (if applicable) and disbursements), being the legal fees of Reed Smith LLP; and

(b)   €13,562.50 (inclusive of VAT (if applicable), office expenses (8.5%) and external disbursements), being the legal fees of Elvinger Hoss Prussen.

"**Mandatory Prepayment Date**" has the meaning given to such term in the Prepayment Notice.

"**Marel Shares**" the ordinary shares in the capital of Marel hf, with registration number 620483-0369 and registered domicile at Austurhraun 9, 210 Garðabær, Iceland, from time to time held by the Borrower and credited to the Securities Account.

"**Offer Document**" has the meaning given to such term in the Prepayment Notice.

"**Payment Instruction**" means the payment instruction to be provided by the Borrower, countersigned by the Security Agent and to be delivered on or prior to the Mandatory Prepayment Date to the Custodian substantially in the form provided in Schedule 2 (*Payment Instruction*).

"**Prepayment Notice**" means the prepayment notice dated 23 December 2024 sent by the Agent and acknowledged by the Borrower.

"**Release Agreement**" means the Luxembourg law governed release and termination agreement dated 30 December 2024 and entered into between the Borrower as pledgor and the Security Agent as pledgee.

"**Repayment**" has the meaning given to it in Clause 3.2.

"**Securities Account**" means the securities account held with the Custodian Bank with custody portfolio number 7/161425/001.

"**Share Transfer**" means the transfer of the Shares to the Lenders in accordance with the Payment Instruction.

"**Shares**" means the aggregate of the shares in the Company to be transferred by the Borrower to the Lenders in accordance with their Exchange Election Notices, as listed in Schedule 4 (*Shares*).

"**Tender Acceptance Notice**" means the corporate action notice dated 1 November 2024 from the Custodian Bank to the Borrower.

"**Tender Approval Date**" has the meaning given to such term in the Prepayment Notice.

1.2   **Interpretation**

(a)   Unless a contrary indication appears herein, terms defined in the Facility Agreement shall have the same meaning when used in this Agreement.

(b)   The principles of construction set out in the Facility Agreement shall have effect as if set out in this Agreement or in any notice given under or in connection with this Agreement.

(c)   The provisions of clause 1.2 (*Construction*), clause 1.3 (*Currency symbols and definitions*), clause 33 (*Partial invalidity*), clause 34 (*Remedies and waivers*) and clause 41 (*Enforcement*) of the Facility Agreement shall be incorporated into this Agreement as if set out in full herein and as if references in those clauses to "**this Agreement**" or "**the Finance Documents**" are references to this Agreement.

(d)   Any reference to a "**Clause**" or a "**Schedule**" is (unless the context otherwise requires) a reference to a Clause in or a Schedule to this Agreement.

(e)   Any reference to a party or entity in this Agreement shall, where applicable, include its successors, assigns, transferees, as well as any entity that continues or is constituted to assume the rights and obligations of such party or entity following a merger, consolidation, restructuring, dissolution, or other reorganisation.

(f)   This Agreement is a Finance Document.

2   **PAY-OFF AMOUNT**

2.1   The Lenders have been notified that an M&A Event has or will occur and M&A Cash and Share Consideration is or will be payable.

2.2   Pursuant to the Prepayment Notice, all of the Commitments have been cancelled, and all amounts outstanding under the Finance Documents (the "**Indebtedness**") will be due and payable by the Borrower on the Mandatory Prepayment Date.

2.3   In accordance with clause 6.3 (*Payment-in-lieu*) of the Facility Agreement, all of the Lenders have made an Exchange Election and have elected to receive all of the repayment of the Indebtedness owed to them by way of the Cash and Shares equivalent in value to the number of Exchange Shares that would have been payable to them.

2.4   The Parties agree that the amount to discharge the Indebtedness in full, provided that all such amounts are received by the applicable recipient in accordance with this Agreement no later than 5:00 pm (London time) on 7 January 2025 (the "**Longstop Time**"), is the aggregate of:

(a)   the Lender Legal Fees, being €51,400;

(b)   the Cash; being €79,712,242 (as specified in the Payment Instruction and subject to applicable withholding taxes as specified in Clause 3.8); and

(c)   the Shares, being 1,676,488 shares in the Company (as specified in the Payment Instruction).

2.5   The parties agree that, if the Indebtedness is discharged in full prior to the Longstop Time the Transaction Security shall be released pursuant to the Release Agreements.

2.6   Provided that M&A Cash and Share Consideration is or will be paid into Cash Account and the Securities Account (as applicable) on or prior to the Mandatory Prepayment Date, the Security Agent acting on behalf of all the Lenders consents to the transfer of the Marel Shares from the Securities Account as instructed by the Borrower in the Tender Acceptance Notice.

3   **REDEMPTION**

3.1   On the Mandatory Prepayment Date, the Borrower shall deliver the Payment Instruction, countersigned by the Security Agent, to the Custodian Bank.

3.2   Following the delivery of the Payment Instruction pursuant to Clause 2.5 above:

(a)   the Shares, calculated in accordance with the Election Notices, will be transferred pursuant to Clause 4 (*Share Transfer)* in accordance with the Payment Instruction to the accounts and in the amounts set out in Schedule 4 (*Shares*) (the "**Shares Payment**"); and

(b)   the Cash, calculated in accordance with the Election Notices, will be sent in accordance with the Payment Instruction to the bank accounts and in the amounts set out in Schedule 3 (*Cash*) (the "**Cash Payment**" and together with the Shares Payment, the "**Repayment**").

3.3   The Repayment will be deemed to be made by the Borrower, which includes the Repayment being made via the Custodian Bank in accordance with the Payment Instruction.

3.4   On the Mandatory Prepayment Date, and in any event prior to the Longstop Time, the Borrower shall separately pay, for the account of the Lender Legal Fees:

(a)   €37,600 to Reed Smith LLP, such amount to be remitted to:

[Redacted]

(b)   €13,562.50 to Elvinger Hoss Prussen, such amount to be remitted to:

[Redacted]

3.5   Each Lender shall promptly, upon receipt of the applicable Cash Payment and Shares Payment due to it, email the Agent, the Security Agent, the Calculation Agent (each at (Michael.Freeman@glas.agency) and the Borrower (signy@eyrir.is) confirming receipt of that Repayment, copying Mac Campbell (Mac.Campbell@ReedSmith.com), Helen Penwill (hpenwill@reedsmith.com) and William Rees (WRees@reedsmith.com) (the "**Confirmation Emails**").

3.6   Provided that:

(a)   each Lender has received the applicable Cash and Share Payments in full (without any set-off, counterclaim, deductions (including, without limitation, banking charges on making such payment and with respect to the Cash payment only, in immediately available, freely transferable, cleared funds) prior to the Longstop Time; and

(b)   Reed Smith LLP and Elvinger Hoss Prussen have also confirmed receipt of amounts in accordance with Clause 3.4 above prior to the Longstop Time,

each Lender confirms that immediately, whether or not the Confirmation Emails have been sent, all amounts owed by the Borrower to the Lenders pursuant to the Facility Agreement shall be automatically, irrevocably and unconditionally satisfied in full and the Effective Time shall have occurred for the purpose of the Release Agreement

3.7   On and from the Effective Time, the Agent for itself and on behalf of each Finance Party, irrevocably and unconditionally, and without recourse, representation or warranty:

(a)   releases and discharges the Borrower from all present and future covenants, guarantees, indemnities, warranties, security, undertakings, obligations and liabilities (both actual and contingent and whether as primary obligor, as guarantor, as surety or in any other capacity whatsoever, including any liability to any person by way of contribution or indemnity) arising from or in connection with the Finance Documents other than those obligations which expressly survive termination of the relevant Finance Document;

(b)   releases and discharges the Borrower from all actions, claims and demands against it arising under or in connection with the Finance Documents; and

(c)   acknowledges and agrees that each Finance Document (excluding, for the avoidance of doubt, this Agreement) shall be automatically, irrevocably and unconditionally terminated and discharged and of no further force and effect without prejudice to those obligations which expressly survive termination.

3.8   It is each parties understanding that, in accordance with the terms of the Facility Agreement, the Borrower:

(a)   shall be entitled to deduct and withhold from any payment of Cash or Shares to a Lender any amount required to be deducted or withheld under applicable law, including but not limited to withholding taxes, each strictly in accordance with the terms of the Facility Agreement;

(b)   accepts and each Baupost Private Investments Lender identified in Schedule 1 (*Lenders*) acknowledges and agrees that the Repayment specified herein is subject to applicable withholding tax obligations under the Icelandic Income Tax Act No. 90/2003 and a 12%

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withholding tax will be applied to the interest portion of the Repayment and will be deducted from the Cash Payment in accordance with Icelandic law. The withholding tax calculation will be based on (i) the official closing price of the Company's stock as reported on the New York Stock Exchange at the close of regular trading hours on the Business Day immediately preceding the Mandatory Prepayment Date, as published by Bloomberg or, if Bloomberg is unavailable, the official website of the New York Stock Exchange, and (ii) the EUR/USD BFIX rate as published by Bloomberg at 22:00 GMT on the Business Day immediately preceding the Mandatory Prepayment Date;

3.9   The Borrower:

    (a)   accepted and JNE Penny S.à r.l. confirms that it has provided the necessary documentation to avail itself of reduced or zero withholding tax rates under applicable tax treaties; and

    (b)   shall not be liable for any claims, liabilities, or additional taxes resulting from a Lender's decision not to pursue applicable tax treaty benefits,

unless (in each case) inconsistent with the terms of the Facility Agreement.

3.10   In the event that any Lender does not receive the Repayment due to them as specified in Schedule 4 (*Shares*) and/or Schedule 3 (*Cash*) respectively:

    (a)   the Agent shall (to the extent necessary) provide the Borrower with the revised Cash and/or Shares calculated on the basis that the Mandatory Prepayment Date is the next Business Day; and

    (b)   this Agreement shall apply as if:

        (i)   reference to Cash and/or Shares was a reference to such revised Cash and/or Exchange Shares;

        (ii)   reference to the Mandatory Prepayment Date was a reference to such revised Mandatory Prepayment Date; and

        (iii)   the Effective Time occurs on the receipt of the revised Cash and/or Shares on the revised Mandatory Prepayment Date.

4   SHARE TRANSFER

4.1   On the Mandatory Prepayment Date (and in any event prior to the Longstop Time), the Borrower shall transfer to each Lender, or shall direct the Custodian Bank to transfer, the Shares in the proportions set out in Schedule 4 (*Shares*) (in accordance with the Payment Instruction) with full title guarantee and free from all Security, claims and encumbrances, together with all rights that attach (or may in the future attach) to the Shares including, without limitation, the right to receive all dividends and distributions declared, approved, made or paid on or after the Mandatory Prepayment Date. For the avoidance of doubt:

    (a)   the transfer of Shares shall be executed in accordance with this Agreement and based on the instructions provided in the Payment Instruction; and

    (b)   the Lenders agree that upon receipt of the applicable Cash and Share Payments, their obligations and entitlements shall be governed solely by the terms of this Agreement and the Facility Agreement, subject to the provisions of the Facility Agreement that expressly survive termination as set out in Clause 3.6 of this Agreement. The Borrower's obligations relating to the Shares shall be deemed satisfied in full upon compliance with this Agreement.

4.2   The Borrower irrevocably waives any rights of pre-emption or other restrictions on transfer in respect of the Shares conferred by the articles of association of the Company or otherwise.

4.3   The Share Transfer shall take place on the Mandatory Prepayment Date and, in any event, no later than the Longstop Time in accordance with Clause 3.2.

4.4   On or prior to the Mandatory Prepayment Date, the Borrower shall deliver to the Agent a transfer form for the Shares duly executed in favour of the Lenders together with the relative share certificate (if any) or an indemnity in respect of the same.

4.5   The Borrower shall take all steps to cause the Company use commercially reasonable efforts to cause all Shares to be listed on the New York Stock Exchange or similar securities exchange and take all necessary steps to transfer the Shares free and clear of any restrictive legends to the Lenders upon the Mandatory Prepayment Date.

4.6   The Borrower shall not be responsible for any tax liabilities, duties, or levies imposed on the Lenders, or regulatory consequences to the Lender, in each case arising from the transfer of the Shares to the Lenders, except as provided for in the Facility Agreement and this Agreement (which do not alter or affect each Baupost Private Investments Lender identified in Schedule 1 (*Lenders*) withholding tax obligations due to the Icelandic Income Tax Act No. 90/2003). The Borrower makes no representation or warranty as to the tax or regulatory treatment of the Share Transfer or its consequences in any jurisdiction.

4.7   The Borrower shall give the Lenders prompt notice of any delisting event where the Shares may cease to be listed on the New York Stock Exchange or similar securities exchange.

4.8   *Warranties*

The Borrower warrants to the Lenders that each of the following warranties is true, accurate and not misleading as at the date of this Agreement or, where expressly stated, as at the Mandatory Prepayment Date:

(b)   as at the Mandatory Prepayment Date, it is the sole legal and beneficial owner of the Shares or has a right of restitution to the Shares pursuant to the BIST and has capacity to sell and/or transfer the Shares with full title guarantee, which are validly allotted and issued and fully paid or credited as fully paid;

(c)   it has full power and the right to enter into and perform its obligations under this Agreement and, as at the Mandatory Prepayment Date, to transfer the legal and beneficial title in the Shares;

(d)   as at the Mandatory Prepayment Date, the Shares are free from all Security, claims and encumbrances and from all other rights exercisable by any third parties (nor is there any agreement to create any, and the Borrower has not received notice from any person claiming to be entitled to any of such things) and until the Effective Time, except for the Security Document (being released pursuant to the Release Agreement);

(e)   the Borrower has received no notification of any existing or threatened dispute affecting the Shares or its ownership or entitlement to dispose of them; and

(f)   the entry into and performance of its obligations under this Agreement by it will not breach: (i) any agreement or instrument to which it is party or which it is bound by; or (ii) any judgment to which it is subject or bound.

4.9   *Post Repayment and further assurance*

(a)   On or from the Mandatory Prepayment Date provided that it still remains the legal and / or beneficial owner of the Shares, the Borrower shall hold such Shares registered in its name (or the Custodian Bank on its behalf) and all dividends accrued or to accrue on them pending registration of their transfer to the Lenders on trust for the Lenders and will deal with them (including in relation to any dividends on them) as the Lenders may direct.

(b)   The Borrower shall, following written request from the Lenders, execute all such documents and deeds as the Lenders may from time to time reasonably require to transfer to the Lenders the legal and beneficial ownership of the Shares being transferred by the Borrower to the Lenders.

(c)   On and from the Mandatory Prepayment Date provided that the Repayment has not been made in full, to secure each Lender's interests under this Agreement and pending the registration of the transfer to the Lenders of the Shares, the Borrower hereby irrevocably appoints each Lender as it's attorney until such time as the name of the Lenders are entered

6

in the register of members of the Company as the owner of the Shares in accordance the Payment Instruction, with power on the Borrower's behalf to execute and deliver all deeds and documents and to do all acts and things and exercise all rights which the Lenders would be entitled to execute, deliver, do and exercise if the Lenders were registered as the holder of the Shares, including without limitation to:

(i) attend, participate and vote the Shares at general meetings or class meetings of the Company (or any adjournment of any such meeting);

(ii) receive or accept service of or agree to waive all or any notices or to agree to accept short notice for and to attend and vote and demand and vote on a poll or otherwise at and to execute any form of proxy in respect of all or any meetings or class meetings of the holders of shares or securities in the Company; and

(iii) execute any consent to short notice or written resolution capable of being executed by a shareholder of the Company.

(d) If the withholding tax finally determined as it applies to the payments by the Borrower to the Baupost Private Investments Lenders differs from the 12% rate agreed, the Baupost Private Investments Lenders and the Borrower agree to, in good faith, without delays and using all reasonable endeavours, agree on a re-balancing mechanism (and make any such payment) to put each Baupost Private Investments Lender and the Borrower in a position that it would have been in in accordance with the commercial positions set out in the Facility Agreement.

(e) The Borrower shall, in consultation with the relevant Baupost Private Investments Lenders, take all reasonable steps to cooperate with such Lender if that Lender decides to pursue a reclaim of any withholding taxes imposed due to the payments envisaged under this Agreement. Such cooperation shall not impose any unreasonable additional costs, liabilities, or obligations on the Borrower beyond those expressly set out in this Agreement and the Facility Agreement. The Baupost Private Investments Lenders agree to take reasonable steps to minimise the impact of any such withholding tax adjustments on the Borrower. This paragraph (e) shall in no way limit the obligations of the Lenders under this Agreement.

5 THIRD PARTY RIGHTS

Other than the Released Parties, a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or enjoy the benefit of any term of this Agreement.

6 COUNTERPARTS

This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

7 GOVERNING LAW

This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by English law.

8 JURISDICTION

8.1 The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement or any non-contractual obligation arising out of or in connection with this Agreement) (a "**Dispute**").

8.2 The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

8.3 Notwithstanding Clauses 8.1 and 8.2 above, no Finance Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties may take concurrent proceedings in any number of jurisdictions.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

SCHEDULE 1
LENDERS

1. JNE Penny S.à r.l.

The following Baupost Private Investments Lenders:

2. Baupost Private Investments A-2, L.L.C.

3. Baupost Private Investments B-2, L.L.C.

4. Baupost Private Investments C-2, L.L.C.

5. Baupost Private Investments P-2, L.L.C.

6. Baupost Private Investments Y-2, L.L.C.

7. Baupost Private Investments BVI-2, L.L.C.

8. Baupost Private Investments BVII-2, L.L.C.

9. Baupost Private Investments BVIII-2, L.L.C.

10. Baupost Private Investments BVIV-2, L.L.C.

SCHEDULE 2
PAYMENT INSTRUCTION

THE BORROWER

EYRIR INVEST HF

/s/ Signý Sif Sigurðardóttir

Name: Signý Sif Sigurðardóttir
Title: CEO

THE LENDERS

JNE PENNY S.À R.L.

/s/ Andrew Lobb
A Manager
Name: Andrew Lobb
Title: Class A Manager
for and on behalf of
JNE Penny S.à r.l.

/s/ Fauvel Richard
B Manager
Name: Fauvel Richard
Title: Class B Manager
for and on behalf of
JNE Penny S.à r.l.

BAUPOST PRIVATE INVESTMENTS A-2, L.L.C.

By: Baupost Limited Partnership 1983 A-1,
            its sole member

By: The Baupost Group, L.L.C.,
            its managing general partner

By: */s/ Richard G. Carona*
            Name: Richard G. Carona
            Title: Partner

BAUPOST PRIVATE INVESTMENTS B-2, L.L.C.

By: Baupost Limited Partnership 1983 B-1,
            its sole member

By: The Baupost Group, L.L.C.,
             its managing general partner

By: */s/ Richard G. Carona*
            Name: Richard G. Carona
            Title: Partner

BAUPOST PRIVATE INVESTMENTS C-2, L.L.C.

By: Baupost Limited Partnership 1983 C-1,
            its sole member

By: The Baupost Group, L.L.C.,
             its managing general partner

By: */s/ Richard G. Carona*
            Name: Richard G. Carona
            Title: Partner

BAUPOST PRIVATE INVESTMENTS P-2, L.L.C.

By: PB Institutional Limited Partnership,
            its sole member

By: The Baupost Group, L.L.C.,
             its managing general partner

By: */s/ Richard G. Carona*
            Name: Richard G. Carona
            Title: Partner

BAUPOST PRIVATE INVESTMENTS Y-2, L.L.C.

By: YB Institutional Limited Partnership,
         its sole member

By: The Baupost Group, L.L.C.,
         its managing general partner

By: */s/ Richard G. Carona* _____
         Name: Richard G. Carona
         Title: Partner

BAUPOST PRIVATE INVESTMENTS BVI-2, L.L.C.

By: Baupost Value Partners, L.P.-I,
         its sole member

By: The Baupost Group, L.L.C.,
         its managing general partner

By: */s/ Richard G. Carona* _____
         Name: Richard G. Carona
         Title: Partner

BAUPOST PRIVATE INVESTMENTS BVII-2, L.L.C.

By: Baupost Value Partners, L.P.-II,
         its sole member

By: The Baupost Group, L.L.C.,
         its managing general partner

By: */s/ Richard G. Carona* _____
         Name: Richard G. Carona
         Title: Partner

BAUPOST PRIVATE INVESTMENTS BVIII-2, L.L.C.

By: Baupost Value Partners, L.P.-III,
         its sole member

By: The Baupost Group, L.L.C.,
         its managing general partner

By: */s/ Richard G. Carona* _____
         Name: Richard G. Carona
         Title: Partner

BAUPOST PRIVATE INVESTMENTS BVIV-2, L.L.C.

By: Baupost Value Partners, L.P.-IV,
        its sole member

By: The Baupost Group, L.L.C.,
        its managing general partner

By: */s/ Richard G. Carona*
        Name: Richard G. Carona
        Title: Partner

THE AGENT

/s/ Gilda Cara

for and on behalf of **Global Loan Agency Services Limited**

THE SECURITY AGENT

/s/ Gilda Cara

for and on behalf of **GLAS Trust Corporation Limited**

THE CALCULATION AGENT

/s/ Gilda Cara

for and on behalf of **Global Loan Agency Services Limited**